
December 17, 2020

Gordon Roth
Chief Financial Officer
Roth CH Acquisition I Co. Parent Corp.
888 San Clemente Drive, Suite 400
Newport Beach, CA 92660

> **Re: Roth CH Acquisition I Co. Parent Corp.**
> **Registration Statement on Form S-4**
> **Filed November 20, 2020**
> **File No. 333-250847**

Dear Mr. Roth:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-4

Questions and Answers About the Proposals, page ix

1.  Please provide your analysis as to why you are not required to unbundle those changes to your charter which are not specific to special purpose acquisition companies into separate proposals. Refer to Rule 14a-4(a)(3) of Regulation 14A as well as Question 201.01 of the Division's Exchange Act Rule 14a-4(a)(3) Compliance and Disclosure Interpretations.

2.  Highlight how much of the vote is locked up by the various agreements between the initial stockholders, owners of PCT and/or others.

3.    We note disclosure on page xi about the deferred underwriting commissions and the amounts disclosed on pages 135 and 136. In an appropriate section of the document, please disclose whether or not any of your representatives that were part of the diligence or negotiations with PCT are owed or entitled to any of the deferred IPO underwriting fees.

Summary, page 1

4.    Clarify why shareholders are not being given the ability to elect the directors to hold office after the business combination. Clarify when and by whom new directors, such as Mr. Otworth, will be nominated to the board, as disclosed on page 122. Revise the summary to clarify what provisions govern the selection of these directors and which directors are designees of the investor rights agreement, as disclosed on page 157. Provide a risk factor that highlight the public shareholders' inability to effectively participate in the election of directors for the period of time during which the Investor Rights Agreement and Company Support Agreement allow the votes to remain locked up.

Summary
The Special Meeting, page 1

5.    On page 3 you disclose that Roth Capital Partners, LLC and Craig-Hallum will receive "certain offering related expenses." Revise the summary to highlight and clarify the relationship of the ROCH CEO and CFO, Messrs. Byron Roth and Gordon Roth to Roth Capital Partners, LLC. Also Clarify Mr. Gurewitz' relationship to Roth Captial Partners, LLC. Also revise to disclose Mr. Hartfiel and Mr. Lipman's relationship to Craig-Hallum and Mr. Friedberg's relationship to Sagard Captial Partners. Disclose in the summary the potential conflicts of interest and the extent to which these individuals will benefit from this transaction through their relationship with these entities in addition to their status as initial stockholders and/or directors. Disclose to what extent any of these individuals were involved in the due diligence and negotiations.

Risk Factors, page 18

6.    On pages 30-31, identify what conditions of the merger ROCH may waive without shareholder approval. Clarify whether ROCH may waive the condition of the merger that the shares be approved for listing on the Nasdaq. If so, provide a separate risk factor highlighting the risks associated with such a waiver.

7.    We note the risk factor on page 29 addressing potential conflicts of interest of the Initial Stockholders. Clarify, as discussed on page 133, that each of ROCH's directors and officers is an Initial shareholder. Revise to address all the potential conflicts of interest, including those discussed on pages 62 and 133.

The exercise of registration rights or sales of a substantial amount of the Combined Company's Common Stock after the Business Combination m, page 33

8.    State the total number of shares that will be available for registration and sale.

Proposal No. 1—The Business Combination Proposal, page 44

9.    Revise page 46 to briefly describe "closing legal impediment."

10.   On page 54, you state in several of your summaries of the various agreements that each is "qualified in its entirety by reference to the full text" of the agreement. It is not appropriate for you to qualify your disclosure by reference to information that is not included in the prospectus or filed as an exhibit to the registration statement. Please revise these statements and similar disclaimers throughout the document accordingly.

Background of the Merger, page 56

11.   On page 56, balance the disclosure of the ROCH team's "proven track record of both operational and financial success" with the risk that this endeavor may not succeed.

12.   Please substantially revise your disclosure to provide additional detail, including timing, regarding the search process, including whether and how ROCH sought indications of interest, how it identified potential targets, how it selected which potential target companies to review, describe the process of identifying the 25 companies with which it entered into "detailed substantive discussions," the progress of those negotiations, whether and if so, how many, entered into non-disclosure agreements, and additional detail regarding when and why either ROCH or the other party ceased negotiations, and how the discussions with other potential targets overlapped with one another and with PCT. In doing so, describe the potential terms discussed, the progress of those discussions, the assumed valuations of ROCH and each potential target, the proposed ownership proportions, and any revised proposals. Also provide the dates of board meetings at which the management team communicated with the board, how many candidates they presented to the board, what recommendations they made, whether financial advisors were involved, and further information on the board's decision-making process.

13.   Clarify what prompted discussions with PCT and the timing for their start in relation to the other target companies considered. In doing so, explain the role of Innventure, LLC, in ROCH's search for acquisition targets and what role Mr. Balkin played to that end, including why it was he who contacted Mr. Roth, and why he did so. We note that Innventure is an affiliate of PCT. Further clarify the relationship.

14.   Clarify the distinction between "ROCH and ROCH's management," to which you refer in the discussions surrounding the July 8-15 due diligence of PCT using publicly available information. We note from page 134 that ROCH has five officers.

15. We note from the risk factor on page 19, that ROCH reviewed certain projected financial information provided by PCT.  Please revise to disclose such projections and discuss all material assumptions used to develop the projections.  Also discuss the possible impact if the projections are not correct.  Clarify when the projections were provided.

16. Clarify what PCT disclosed to the ROCH board or management team about their negotiations with other SPACs and/or other potential combination partners.

17. In the fifth paragraph on page 58, you state ROCH and PCT entered into a "non-exclusive letter of intent . . . to pursue a business combination."  Revise to disclose more information about the content and nature of that agreement.

18. Clarify why counsel for ROCH sent the initial draft merger agreement to "C-H to be forwarded to PCT and its counsel Jones Day," and C-H's role in the negotiations.

19. Clarify whether the revised LOI, amended on October 5, 2020, remained "non-exclusive."  Clarify when PCT began the process of obtaining the revenue bond, and how and why that affected the merger consideration.  Clarify PCT's use of the proceeds of the revenue bond and the note purchase agreement.  Revise to provide further detail of the purpose for and content of the new provisions added to the LOI when it was further amended on October 8, 2020.

20. Substantially revise the disclosure of negotiations with PCT, and in particular the disclosure of events between October 13 and November 16, 2020, when the parties negotiated the terms of the merger agreement, to provide details regarding the negotiations that led to the finalization of the key terms of the proposed business combination.  For example, it is not clear how the parties determined the type and amount of consideration or the forms of consideration.  Expand your discussion of the merger agreement to identify the material terms negotiated and discuss how the issues were resolved, including changes in any terms favorable to ROCH's management and affiliates as compared to the public shareholders.  In addition, provide additional detail regarding the negotiation of PCT managements' employment contracts, including Mr. Otworth's $5 million bonus discussed on page 125.

21. Name the "independent engineering firm that prepared the independent report on PCT," the nature of that report, and for what purpose ROCH management sought the report.  File the firm's consent and its opinion as exhibits.  Revise the background of the merger to summarize the report in the document.

22. Clarify what was discussed at the November 10, 2020, board meeting, whether the merger agreement changed as a result of that meeting or what changes were needed to the merger agreement at that point which prompted a delay in the vote.

23. Revise this section to disclose ROCH's financial analyses of the comparable companies, transactions and other analysis upon which the board relied in reaching its decision.  In doing so, provide the material assumptions underlying the analysis, including the criteria used to select comparable companies and/or transactions.

Material U.S. Federal Income Tax Considerations, page 80

24.     On page 81, you state that the disclosure is "for informational purposes only and is not tax advice" and that investors should "consult their own tax advisors regarding the tax consequences" of various aspects of the transaction. Investors are entitled to rely on your disclosure. Revise to eliminate these inappropriate disclaimers. You may recommend that investors consult their own advisors with respect to the personal tax consequences of the transactions, which may vary. For guidance, refer to Section III.D. of Staff Legal Bulletin No. 19.

25.     We note from page 81 that you "expect" the exchange of shares pursuant to the merger "to qualify as a non-recognition . . . "reorganization" and that the federal tax consequences for the warrants are "uncertain." Revise to eliminate the statement "assuming such qualification" and the "generally" description and similar qualifiers. Revise this section to describe the material tax consequences, and, to the extent counsel is unable to opine, so state, provide the reasons why counsel cannot opine, and expand your discussion of the possible alternatives to provide additional detail and to avoid merely providing a description of the law. In doing so, describe the degree of uncertainty of the tax treatment of the warrants. For guidance, refer to Section III.C. of Staff Legal Bulletin No. 19.

Description of PCT Business, page 89

26.     Revise to provide the information on the principal holders of PCT securities as required by Item 18(a)(5)(ii) of Form S-4, which refers to Item 6 of Schedule 14A, which requires disclosure pursuant to Item 403 of Regulation S-K.

27.     You state PCT is "regarded as a 'leader' in innovation in polymers, sustainability, and recycling" by several organizations, although it has yet to begin commercial production, as explained on page 96. Please further substantiate or clarify your claim of leadership or revise this and similar disclosure to state this as your beliefs.

28.     Revise to provide additional information about the nature of the "strategic partnerships" and collaborations disclosed in the chart on page 93, and your expectations regarding those partnerships after the business combination.

Government Regulation, page 97

29.     Substantially revise this section to further describe the various regulations that apply to your products and/or their sourcing and manufacture.

30.     Revise to clarify on what basis you expect the FDA will provide a letter of no objection in 2021, to allow PCT's product to be used in food-grade applications. Clarify the various categories of feedstock for which you will seek no objection letters. Explain the process for doing so, including where in the process individual migration studies may be required and the anticipated overall timeframe for obtaining a no objection letter.

Intellectual Property, page 98

31.    You disclose that there are nine granted and four pending utility patents licensed from P&G.  Revise to clarify what aspects of your business the utility patents address.  Disclose the volume and geographic restrictions on P&G's ability to license the technology to others.

PCT Management's Discussion and Analysis of Financial Condition and Results of Operations, page 100

32.    Revise to give a range of the P&G royalty rates to within 10 percentage points.

Contractual Obligations and Commitments, page 112

33.    You disclose future operating lease obligations here for PCT's Lawrence County, Ohio property, yet on pages 98 and 129 you state a subsidiary of PCT purchased that land from Innaventure LLC, a related party.  Please clarify.

ROCH Management's Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources, page 135

34.    Revise page 136 to clarify, if true, that no loans from ROCH board members or management are currently outstanding.

Unaudited Pro Forma Condensed Combined Financial Information
Notes to Unaudited Pro Forma Condensed Combined Financial Information
3. Adjustments to Unaudited Pro Forma Condensed Combined Financial Information, page 146

35.    Refer to balance sheet adjustment (J).  Please explain to us  why you have classified the net proceeds from the issuance of Revenue Bonds as a current asset when construction of the Phase II Facility will continue through October 2022.

ROCH Directors and Management, page 149

36.    Clarify for what "Roth" entity Messrs. Byron Roth and Gordon Roth have been employed since 1998 and 2000, respectively

ROCH Executive Compensation, page 152

37.    You state that "[n]o ROCH executive officer has received any cash compensation." Clarify whether any executive officer or director has received any cash or other form of compensation.  To the extent you reimburse for out-of-pocket expenses, for which there is no limit and no review other than by the board or in court, provide us your analysis why these amounts are not compensation and not required to be disclosed pursuant to Item 402 of Regulation S-K.

Certain Relationships and Related Party Transactions of ROCH, page 153

38. Disclose which person or persons are related to Roth Capital Partners, LLC and describe the relationship(s). Revise to clarify if, like the potential loans discussed on page 136, there is an understanding that this loan will be repaid upon consummation of the business combination.

39. Provide your analysis of why the following are not required to be disclosed here: (1) the ROCH directors' relationships with entities who will receive fees related to this transaction; and (2) Mr. Fiegler's agreement to purchase 1 million shares of ROCH common stock in the PIPE transaction, as disclosed on page 156.

Description of the Combined Company's Capital Stock
Exclusive Forum Selection, page 172

40. We note that your forum selection provision in Article XI of the charter, on page C-6, identifies the Court of Chancery of the State of Delaware as the sole and exclusive forum for certain litigation, including any "derivative action." We note that "the provisions of this *Article X* will not apply to suits brought to enforce any liability or duty created by the Securities Exchange Act of 1934." First, clarify whether that reference in the charter should be to Article XI, rather than Article X. In addition, please disclose whether this provision applies to actions arising under the Securities Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please also revise your prospectus to state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act, please also ensure that the exclusive forum provision in the charter states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act.

Comparison of Stockholders Rights, page 173

41. Where the ROCH governing documents provide certain rights or abilities "as provided under the DGCL," revise this section to briefly explain what the DGCL provided, so that shareholders can understand the differences you outline in this section.

Exhibits

42. Revise the exhibits to file the actual agreements, rather than the "form of" agreements. Revise the first page of any redacted exhibits, including Exhibit 10.20, to

include a prominent statement on the first page of the redacted exhibit regarding the omissions, as required by Item 601(b)(10)(iii) of Regulation S-K.

43.     Provide a form of proxy with your next amendment.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Michael Fay at (202) 551-3812 or Sasha Parikh at (202) 551-3627 if you have questions regarding comments on the financial statements and related matters. Please contact Abby Adams at (202) 551-6902 or Celeste Murphy at (202) 551-3257 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc:     Norwood Beveridge, Esq.